EXHIBIT 11

FOR IMMEDIATE RELEASE

Contact:

Winnie Lerner / Tom Johnson

Abernathy MacGregor Group

212/371-5999

Tracinda to Focus on Gaming & Hospitality and Oil & Gas Industries and Reduce Ford Holdings

LOS ANGELES, CA—October 21, 2008—Tracinda Corporation today announced that in light of current economic and market conditions, it sees unique value in the gaming and hospitality and oil and gas industries and has, therefore, decided to reallocate its resources and to focus on those industries.

Accordingly, Tracinda stated that, on October 20, 2008, it sold 7.3 million shares of the common stock of Ford Motor Company (NYSE: F) in the open market for an average price of $2.43 per share, before commissions. Tracinda also stated that it intends to further reduce its holdings of Ford common stock, including the possible sale of all of its remaining 133,500,000 shares (approximately 6.09% of the outstanding shares), depending upon market conditions and available sales prices, and that it has contacted an investment banking firm regarding the possible sale of such shares.

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